UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 11, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Information Contained in this Form 6-K Report

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-197518) of Global Ship Lease, Inc. (the “Company”), which was declared effective on July 30, 2014.

Attached hereto as Exhibit I is a press release dated December 11, 2018 of the Company announcing the results of an Annual Mandatory Offer to purchase up to $20.0 million of First Priority Secured Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: December 11, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Results of Annual Mandatory Offer to Purchase up to

$20 Million of First Priority Secured Notes

LONDON, December 11, 2018 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced the results of the cash tender offer (the “Annual Mandatory Offer”) to purchase up to $20 million aggregate principal amount (the “Maximum Offer Amount”) of its outstanding 9.875% First Priority Secured Notes due 2022 (the “Notes”). The Annual Mandatory Offer expired at 5:00 p.m., New York City time, on December 10, 2018.

The table below sets forth the results of the Annual Mandatory Offer for the Notes, according to information provided by Global Bondholder Services Corporation, the Information Agent, as of the expiration of the Annual Mandatory Offer. As the aggregate amount with respect to the Notes validly tendered (and not validly withdrawn) exceeds the Maximum Offer Amount, the validly tendered Notes (that were not validly withdrawn) have been accepted for purchase on a pro rata basis.

Title	CUSIP	Aggregate Principal Amount Outstanding Prior to Settlement	Principal Amount of Notes Tendered and Accepted	Maximum Offer Amount	Proration Factor
9.875% First Priority Secured Notes due 2022	Y27183 AA3 37953T AB1	$360,000,000	$20,000,000	$20,000,000	5.837852%

Payment for the validly tendered and not validly withdrawn Notes will be made at a purchase price of 102% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date (the “Purchase Date”). The Company expects the Purchase Date to be December 12, 2018. The aggregate purchase price, inclusive of accrued and unpaid interest, payable on the Purchase Date for the validly tendered and not validly withdrawn Notes will be approximately $20,548,125.06.

This press release is neither an offer to purchase nor the solicitation of an offer to sell any Notes, nor shall there be any offer, solicitation or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Annual Mandatory Offer was made solely pursuant to the Offer to Purchase dated November 9, 2018, as supplemented, and the related Letter of Transmittal.

For further information, contact Global Bondholder Services Corporation:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-807-2200

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 198,793 TEU and an average age, weighted by TEU capacity, of 10.7 years determined as at September 30, 2018.

The average remaining term of the charters at September 30, 2018, including those on the 19 Poseidon Containers vessels acquired on November 15, 2018 and subsequent charter agreements, was 2.7 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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